Exhibit 99.1

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SELLS LANDMARK SQUARE OFFICE BUILDING IN LONG BEACH, CA

NEW YORK, August 8, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has sold the Landmark Square office building in Long Beach, CA for approximately $136 million or $306 per square foot, resulting in net proceeds of approximately $61 million to the company.

Landmark Square, built in 1990, is a 24-story office building on Ocean Blvd. in Long Beach.

Brookfield acquired Landmark Square along with the Trizec portfolio in 2006 and integrated it into the company’s U.S. Office Fund, in which Brookfield currently owns an 84% interest. The property is 89% leased.

Adam Edwards, K.C. Scheipe and Stephen Somer of Eastdil Secured represented Brookfield in the disposition.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 110 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com